Exhibit 99.1

Xtra-Gold Identifies Two New Gold Targets on its Kwabeng
Concession in the Kibi Gold Belt, Ghana, West Africa

Toronto, Ontario – November 21, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF, is very pleased to announce the prospecting discovery of 2 new gold targets on the Company’s wholly-owned Kwabeng Concession, located in the Kibi – Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa. The Kwabeng concession is located approximately 10 km north-northwest of Xtra-Gold’s flagship Kibi Gold Project. Highlights of sampling results for the newly identified Bomaa and Abodwosu prospects reported today include:

     -    4 prominent clusters of gold bearing rock floats and/or subcrops identified over an approximately 1.2 km distance, with 64 (59%) out of 109 composite chip samples from mineralized argillite floats / subcrops returning gold values above 0.1 grams per tonne (“g/t”), including gold values reaching up to 20.7 g/t and 6.53 g/t (Bomaa Target);

     -    Scout soil geochemical sampling yielding gold-in-soil values attaining 2,230 parts per billion (“ppb”), 1,150 ppb, and 606 ppb spatially associated with a 275 m long by 20 m to 60 m wide cluster of mineralized argillite floats and/or subcrops (Bomaa Target);

     -    Saw-cut channel sample composite grading 1.75 g/t gold over 5.91 m, including 3.66 g/t gold over 1.51m, in sample string #CSKA001-CSKA003 from outcrop exposure of silicified argillite in contact with quartz vein (Abodwosu Target).

“The prospecting work carried out on the Kwabeng concession in recent months has yielded highly encouraging results and continues to demonstrate that additional gold mineralization potential exists on our extensive Kibi Gold Belt land position outside of the current Zone 2 – Zone 3 mineral resource and the high grade Zone 5 Gold Corridor prospect on the Apapam Concession.” Paul Zyla, Xtra-Gold’s President and CEO commented. “Systematic soil geochemical sampling and prospecting is ongoing on the newly established Bomaa grid to further delineate the apparent mineralized system and prioritized trenching targets.”

The sampling results announced today for the newly identified Bomaa and Abodwuso prospects correspond to an ongoing grassroots exploration program targeting an approximately 8 km by 1 km area along the eastern margin of the Kwabeng concession. The prospecting area lies along the northwestern segment of the Kibi Gold Belt, along the western foothills of the Atewa Range, and encompasses a regional airborne geophysics (“VTEM”)-inferred contact between conductive (graphitic) and non-conductive metasedimentary rock units. A total of 136 rock float / subcrop composite chip samples, 4 stripped outcrop saw-cut channel samples, and 92 scout soil geochemical samples were collected from early August to late October 2013. The present results also include 18 previously unreleased rock composite chip samples collected during first pass reconnaissance prospecting in 2006.

Bomaa Target

The newly identified Bomaa target is characterized by 4 prominent clusters (i.e. trains) of gold bearing rock floats and/or subcrops spanning over an approximately 1.2 km distance, with individual float / subcrop clusters extending over approximate areas of: 350 m long by 30 m to 50 m wide; 275 m by 20 m to 60 m; 250 m by 20 m to 40 m; and 50 m by 30 m. The Bomaa gold bearing float /subcrop trend appears to be spatially related to a prominent NE-trending resistive lineament outlined by the VTEM survey; and bounded by a pair of interpreted faults evident in the regional aeromagnetic signature.

A total of 109 rock composite chip samples were collected from the 4 mineralized float / subcrop clusters, including 18 samples from the 2006 first pass reconnaissance prospecting. Of the 109 composite chip samples collected: 13 (12%) yielded less than 0.01 g/t gold; 32 (29%) returned gold values from 0.01 g/t to 0.1 g/t; 39 (36%) between 0.1 g/t and 1.0 g/t gold; 18 (16.5%) between 1 g/t and 2 g/t gold; 5 (4.5%) between 2 g/t and 5 g/t gold; and 2 samples (<2%) returned values over 5 g/t gold (6.53 g/t and 20.7 g/t). The mineralized floats / subcrops are typically sub-angular to angular slab-shaped blocks capable of attaining dimensions of up to 3.5 m by 1.5 m by 1 m and consisting almost entirely of strongly silicified argillite metasedimentary rock exhibiting quartz stockworks and disseminated pyrite and crystalline hematite.

The 2 most prominent mineralized float / subcrop clusters were covered by scout geochemical sampling grids consisting of 3 x 200 m long cross-lines at 75 m spacing with 25 m sampling stations. The central portion of the Bomaa North Cluster (i.e. 275 m x 20 m – 60 m) characterized by stronger mineralized float / subcrop concentrations yielded a strongly anomalous gold-in-soil signature over a 50 m by 75 m area, including high gold values of: 145 ppb, 206 ppb, 230 ppb, 606 ppb, 1,150 ppb, and 2,230 ppb. The remaining 9 soil samples directly over the rest of the float / subccrop train yielded gold-in-soil values in the 26 ppb to 79 ppb range. Similarly the central portion of the Bomaa South Cluster (i.e. 350m x 30 m – 50 m) corresponding to an approximately 30 m by 15 m area of stronger float / subcrop concentration returned a strongly anomalous gold-in-soil value of 260 ppb; while the remaining 14 sample sites directly over the rest of the mineralized float train yielded gold-in-soil values in the 16 ppb to 67 ppb range.

Abodwosu Target

Similarly the Abodwuso prospect, located approximately 2.5 km northeast of the Bomaa target, consists of strongly silicified argillite metasedimentary rock in contact with an easterly trending quartz vein; with the altered argillite exhibiting quartz stockworks and disseminated pyrite and crystalline hematite. Saw-cut channel sample string #CSKA001-CSKA003 collected from a small, hand-stripped outcrop returned a composite grade of 1.75 g/t gold over 5.91 m, including 3.66 g/t gold over 1.51m from the silicified argillite wall rock. Due to irregular bedrock surface, the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.

Ongoing Kwabeng Work Program

Based on the encouraging results to date a 1.4 km long by 600 m to 750 m wide control grid encompassing approximately 10.5 km of SE-trending cross-lines was recently established for the systematic soil geochemical sampling and prospecting of the entire known extent of the Bomaa gold bearing float / subcrop cluster trend. Detailed soil sampling and prospecting at 100 m line-spacing is presently ongoing with sample collection expected to be complete by the end of November. Prospecting of the remaining portions of the 8 km by 1 km Kwabeng target area is also continuing.

Zone 5 Gold Corridor – Kibi Gold Project Update

The detailed sectional / plan interpretation and 3D modeling of the 31.2 line-km, Zone 5 Gold Corridor Induced Polarization / Resistivity survey (“IP Survey”) has now been completed by Sagax Afrique S.A. (“Sagax”). Upon receipt of the final geophysical interpretation report from Sagax, the results will be integrated with the analysis of the field work completed and trench / drill targets will be prioritized. The details of the final survey results will be presented in an upcoming news release. Refer to the April 25, 2013 news release for further information on the Zone 5 IP survey.

QA/QC

Yves P. Clement, P. Geo, Vice President, Exploration for Xtra-Gold is acting as the Qualified Person in compliance with National Instrument 43-101 (“NI 43-101”) with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI 43-101. All samples in this news release were analyzed by standard fire assay fusion with atomic absorption spectroscopy finish at ALS Ghana Limited, in Kumasi, Ghana; an ISO 9001:2000 certified laboratory operated by ALS Chemex. Xtra-Gold has implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core, trench channel, and saw-cut channel samples, the details of which can be viewed on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone: 416 366-4227
E-mail: info@xtragold.com
Website:www.xtragold.com